Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF Cnova N.V. June 29, 2016 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of and Agenda for the Annual General Meeting of Shareholders and the Explanatory Notes to the Agenda for the Annual General Meeting of Shareholders are available at www.cnova.com. Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 00033333333300000000 8 062916 changes to the registered name(s) on the account may not be submitted via Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee, guardian or other fiduciary, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. THE COMPANY RECOMMENDS A VOTE "FOR" PROPOSALS 2 THROUGH 10. IF NO VOTE IS RECORDED, YOUR VOTE SHALL BE CONSIDERED A VOTE FOR THE AGENDA ITEM(S) CONCERNED. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x FOR AGAINST ABSTAIN Agenda item 2. Instruction to Ernst & Young Audit for the external audit of the Company's annual accounts for the financial year 2016 Agenda item 3. Reappointment of Eleazar de Carvalho Filho as Non-Executive Director Agenda item 4. Reappointment of Bernard Oppetit as Non-Executive Director Agenda item 5. Appointment of Yves Desjacques as Non-Executive Director Agenda item 6. Appointment of Peter Paul Estermann as Non-Executive Director Agenda item 7. Appointment of Emmanuel Olivier Grenier as Executive Director Agenda item 8. Authorization of the Board to acquire ordinary shares in the capital of the Company Agenda item 9. Delegation of the authority to issue ordinary shares and special voting shares and to grant rights to subscribe for such shares Agenda item 10. Delegation of the authority to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that this method. Signature of Shareholder Date: Signature of ShareholderDate:

- 0 CNOVA N.V. Proxy For Annual General Meeting of Shareholders (Must be presented at the meeting or received prior to 11:59 P.M. United States Eastern Daylight Time on June 24, 2016) The undersigned hereby appoints Vistra B.V., in its capacity as sole member of the proxy committee of Cnova N.V., acting singly, as proxy of the undersigned, with full power of substitution and revocation, to attend and address the Annual General Meeting of Shareholders of Cnova N.V. to be held in Amsterdam, the Netherlands on Wednesday, June 29, 2016, at 2.00 p.m. CET and, in general, to exercise all rights of the undersigned in respect of the ordinary shares in the capital of Cnova N.V., nominal value EUR 0.05 per share, to which the undersigned is entitled on June 1, 2016 (the “Shares”) in its discretion upon all matters which may properly come before such meeting, and instructs such proxy to endeavor to vote or cause to be voted the Shares at such meeting in the manner specified on the reverse side hereof. If no direction is made, this proxy will be voted, as recommended by the board of directors of Cnova N.V., FOR each of the proposals (2) through (10). This proxy is governed by Dutch law. Any and all proxies given by the under-signed prior to this proxy are hereby revoked. (Continued and to be signed on the reverse side.) 14475 1.1